EDGAR Submission Header Summary

Submission Type	8-K
Live File	on
Return Copy	on
Submission Contact	Victoria A. Faw
Submission Contact Phone Number	304-769-1112
Exchange	NASD
Confirming Copy	off
Filer CIK	0000726854
Filer CCC	xxxxxxxx
Period of Report	07/27/09
Item IDs	2.02
	9.01
Notify via Filing website Only	off
Emails	vikki.faw@cityholding.com

Documents

8-K	**form8-k.htm**
	CHCO Form 8-K, 2nd Quarter 2009 Earnings
GRAPHIC	**chcologo.jpg**
	CHCO logo
EX-9.1	**ex99-1.htm**
	Exhibit 99.1, Press Release and Tables
8-K	**submissionpdf.pdf**
	Printable copy of CHCO Form 8-K, Second Quarter 2009 Earnings and Exhibits

Module and Segment References

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported)
July 27, 2009



CITY HOLDING COMPANY
(Exact Name of Registrant as Specified in its Charter)

Commission File Number: 0-11733

West Virginia	**55-0619957**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

25 Gatewater Road, Cross Lanes, WV 25313
(Address of Principal Executive Offices, Including Zip Code)

304-769-1100
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐   Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12(b))
☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR240.13e-4(c))

Section 2 - Financial Information

Item 2.02 Results of Operations and Financial Condition.

On July 27, 2009, City Holding Company ("the Company") issued a news release, attached as Exhibit 99.1, announcing the Company's earnings results for the second quarter ended June 30, 2009. Furnished as Exhibit 99.1 and incorporated herein by reference is the news release issued by the Company.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits

99.1   News Release issued July 27, 2009

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the Undersigned hereunto duly authorized.

Dated: <u>July 28, 2009</u>   **City Holding Company**

By: /s/ David L. Bumgarner
David L. Bumgarner
Chief Financial Officer

NEWS RELEASE

For Immediate Release
July 27, 2009

For Further Information Contact:
Charles R. Hageboeck, Chief Executive Officer and President
(304) 769-1102

City Holding Company Announces Second Quarter Results

Charleston, West Virginia – City Holding Company, "the Company" (NASDAQ:CHCO), a $2.6 billion bank holding company headquartered in Charleston, today announced net income per diluted share for the second quarter of $0.64 compared to $0.83 per diluted share in the second quarter of 2008. Net income for the second quarter of 2009 was $10.1 million compared to $13.4 million in the second quarter of 2008. For the second quarter of 2009, the Company achieved a return on assets of 1.55%, a return on tangible equity of 17.6%, a net interest margin of 4.12%, and an efficiency ratio of 53.1%. Net income for the first six months of 2009 was $21.1 million compared to $26.4 million in the first six months of 2008. For the first six months of 2009, the Company achieved a return on assets of 1.63%, a return on tangible equity of 18.4%, a net interest margin of 4.29%, and an efficiency ratio of 50.4%.

City's CEO Charles Hageboeck stated that, "Due to the recession that the U.S. economy is experiencing, City's earnings are lower than historical levels, but continue to hold up relatively well as compared to many of our peers in the banking industry. In particular, our earnings were down significantly in the 2nd quarter due to the costs of a special assessment from the FDIC – a cost borne by City, but created by losses at other banking institutions.   Additionally, historically low interest rates are squeezing City's net interest income – as they have most retail-deposit focused banking franchises. Nevertheless, City remains one of the most profitable, most liquid, and best capitalized publicly traded banks in the U.S. While our asset quality is stronger than many banks in other parts of the country, we have not been entirely unscathed, as non-performing assets increased slightly during the second quarter of 2009 as compared to the first quarter of 2009. City's most significant asset quality problems continue to be non-owner occupied residential construction at the Greenbrier Resort in White Sulphur Springs, West Virginia. These properties accounted for approximately half of City's net charge-offs in the second quarter of 2009. City also experienced increases in its non-performing residential real estate properties during the second quarter of 2009. However, past-due loans were down as compared to the first quarter. Charge-offs were elevated, as we charged off loans that had been previously provided for through our loan loss provision."

Net Interest Income

The Company's tax equivalent net interest income decreased $2.0 million, or 7.9%, from $25.7 million during the second quarter of 2008 to $23.7 million during the second quarter of 2009, as interest income from loans and investments decreased more quickly than interest expense on deposits and other interest bearing liabilities. Due to a decrease in the Company's yield on loans of 106 basis points from the second quarter of 2008, interest income related to loans declined $4.0 million. In addition, interest income declined $0.8 million from the second quarter of 2008 due to a decline in the yield on investments. Deposit growth also increased interest expense by $1.1 million. Partially offsetting these decreases in net interest income was a decline in interest expense on deposits of $2.5 million due to a decline of 49 basis points on interest bearing deposits. In addition, higher average balances of loans and investments increased interest income by $0.9 million. The Company's reported net interest margin decreased from 4.65% for the quarter ended June 30, 2008 to 4.12% for the quarter ended June 30, 2009.

Compared to the first quarter of 2009, the Company's tax equivalent net interest income declined $1.3 million. This decrease was primarily driven by lower interest income from loans ($1.0 million) and investments ($1.0 million) due to lower yields. Loan yields were down by 30 basis points as compared to the first quarter of 2009 due to the repricing of prime-based loans during the first quarter of 2009 and increases in non-performing assets, while investment yields decreased due to lower rates on short-term money-market investments. Partially offsetting these decreases was lower interest expense on interest bearing liabilities due to lower rates as the cost of interest bearing liabilities declined by 11 basis points from the first quarter of 2009. While loan balances were down on average by $4 million, time deposit balances were up by $35 million. Although this improved the Company's liquidity position, the rate paid on time deposits exceeded the rate earned on the funds, which were predominantly employed in short-term money market investments. As a result of these factors, the Company's reported net interest margin decreased from 4.46% for the first quarter of 2009 to 4.12% for the second quarter of 2009.

During the third and fourth quarters of 2008, the Company sold $450 million of interest rate floors. The gain from sales of these interest rate floors of $16.7 million will be recognized over the remaining lives of the various hedged loans – predominantly prime-based commercial and home equity loans. During the second quarter of 2009, the Company recognized $2.7 million of interest income compared to $2.9 million and $2.3 million of interest income recognized in the first quarter of 2009 and the second quarter of 2008, respectively, from the interest rate floors.

Credit Quality

At June 30, 2009, the Allowance for Loan Losses ("ALLL") was $21.0 million or 1.17% of total loans outstanding and 97% of non-performing loans compared to $18.0 million or 1.03% of loans outstanding and 123% of non-performing loans at June 30, 2008, and $22.3 million or 1.23% of loans outstanding and 86% of non-performing loans at December 31, 2008.

As a result of the Company's quarterly analysis of the adequacy of the ALLL, the Company recorded a provision for loan losses of $2.15 million in the second quarter of 2009 compared to $0.85 million for the comparable period in 2008. The provision for loan losses recorded during the second quarter of 2009 reflects the difficulties of certain commercial borrowers of the Company during the quarter, the downgrade of their related credits, and management's assessment of the impact of these difficulties on the ultimate collectability of the loans. Additionally, the Company's nonperforming residential real estate loans increased during the second quarter of 2009. This increase was not restricted to a particular geographical market that the Company serves; rather this deterioration appears to be associated with the overall downturn in the economy. Changes in the amount of the provision and related allowance are based on the Company's detailed systematic methodology and are directionally consistent with changes in the composition and quality of the Company's loan portfolio. The Company believes its methodology for determining the adequacy of its ALLL adequately provides for probable losses inherent in the loan portfolio and produces a provision and allowance for loan losses that is directionally consistent with changes in asset quality and loss experience.

The Company's ratio of non-performing assets to total loans and other real estate owned increased from 1.53% at March 31, 2008 to 1.76% at June 30, 2009, and compares to 1.64% at December 31, 2008. The Company's ratio of non-performing assets to total loans and other real estate owned compares very favorably to peers. The Company's non-performing asset ratio of 1.76% at June 30, 2009 is only 43% of the 4.06% non-performing asset ratio reported by the Company's peer group (bank holding companies with total assets between $1 and $5 billion) as of the most recently reported quarter ended March 31, 2009. The Company's non-performing assets are disproportionately tied to two sub-sectors within the loan portfolio, as discussed below.

Approximately 45% of the Company's non-performing assets at June 30, 2009 were associated with a $14.3 million portfolio of loans to builders of speculative homes at the Greenbrier Resort in White Sulphur Springs, West Virginia. These loans are considered to be commercial loans due to the dollar amount of the borrowings, although the loans were used to purchase lots and to construct upper-scale single-family residences at the Greenbrier Resort. Construction loan terms were originally interest-only for 12 months. All loans are collateralized by completed homes and eight residential lots. The original loan balances associated with these credits totaled $18.6 million. At June 30, 2009 the book balance of loans not charged-off totaled $7.6 million with $6.7 million recorded in the Company's Other Real Estate Owned category. The Company has specifically reserved $2.2 million of the ALLL against the outstanding loan balances of $7.6 million. During May 2009, the Justice Family Group purchased the financially troubled Greenbrier Resort from CSX Corporation. While this announcement sheds some light on the future of the Greenbrier, the Company has considered the uncertainty of the situation at the Greenbrier Resort and believes that based on our analysis, the specific allowance allocated to the non-performing and substandard loans, after considering the value of the collateral securing such loans, is adequate to cover losses that may result from these loans as of June 30, 2009.

24% of the Company's non-performing assets are associated with real estate in what is known as the "Eastern Panhandle" of West Virginia – inclusive of Jefferson, Berkeley, and Morgan counties. These three counties are distant suburbs of the Washington D.C. MSA and have experienced explosive growth in the last 10 years. While this is a relatively

small part of the Company's entire franchise, the downturn that has gripped the nation's mortgage and construction industry has had disproportionately more impact upon the Company's asset quality and provision in this region than in the remainder of the Company. Exclusive of loans to speculative builders at the Greenbrier or loans in the Eastern Panhandle, other loans throughout the Company account for 31% of the Company's non-performing assets.

Past due loans declined slightly from the first quarter of 2009 to $10.3 million or 0.58% of total loans outstanding. Home equity past dues increased by $0.6 million, or 38.9%, however this increase was primarily related to one large loan that was between 30 and 60 days past due, but believed to be well secured.

The Company had net charge-offs of $3.2 million for the second quarter of 2009. Net charge-offs on commercial and residential loans were $2.2 and $0.5 million, respectively, for the second quarter. Charge-offs for commercial loans were primarily related to three specific credits that had been appropriately considered in establishing the allowance for loans losses in prior periods, including specific charge-offs of $1.6 million related to a Greenbrier loan. In addition, net charge-offs for depository accounts were $0.4 million for the second quarter of 2009. While charge-offs on depository accounts are appropriately taken against the ALLL, the revenue associated with depository accounts is reflected in service charges.

Investment Securities

Based on management's assessment of the securities the Company owns, the seniority position of the securities within the pools, the level of defaults and deferred payments within the pools, and a review of the financial strength of the banks within the respective pools, management concluded that no impairment charges on investment securities were necessary for the quarter ended June 30, 2009.

Non-interest Income

Exclusive of investment losses, non-interest income increased $0.4 million to $14.6 million in the second quarter of 2009 as compared to $14.2 million in the second quarter of 2008. Bank owned life insurance revenues increased $0.2 million as the result of proceeds from a death benefit while insurance commission revenues increased $0.2 million on the strength of new business. Despite a general nationwide decline in consumer spending, service charges from depository accounts remained flat as compared to the second quarter of 2008.

Non-interest Expenses

Non-interest expenses increased $1.6 million from $18.7 million in the second quarter of 2008 to $20.3 million in the second quarter of 2009. Insurance and regulatory expenses increased $1.2 million from the second quarter of 2008 due to a special assessment levied by the Federal Deposit Insurance Corporation ("FDIC") to rebuild the Deposit Insurance Fund and to help maintain public confidence in the banking system. The special assessment was primarily based on the asset size of the Company's federally insured depository institution. The Company historically expenses approximately $0.1 million per quarter in association with FDIC insurance premiums. Advertising expenses rose $0.3 million from the second quarter of 2008 as the Company refocused its attention on gathering core deposits. In addition, salaries and employee benefits increased $0.3 million, or 2.9%, from the second quarter of 2008 while occupancy and equipment expenses increased $0.2 million from the second quarter of 2008. Partially offsetting these increases was a decline in other expenses of $0.6 million due primarily to increased special charitable contributions during the second quarter of 2008.

Balance Sheet Trends

As compared to December 31, 2008, loans have decreased $26.0 million (1.4%) at June 30, 2009 due to decreases in commercial loans of $20.4 million (2.7%) and residential real estate loans of $15.0 million (2.5%). The Company has experienced growth in commercial lending activity as it has added new customers and new loans with existing customers. However, as the economy has slowed, various lines of credit to commercial customers have had balance reductions totaling $11 million. Additionally, a total of $11 million in commercial loans have been transferred to OREO since December 31, 2008. These decreases were partially offset by an increase in home equity loans of $8.4 million (2.2%).

Total average depository balances increased $71.8 million, or 3.4%, from the quarter ended March 31, 2009 to the quarter ended June 30, 2009. This growth was attributable to increases in time deposits ($35.0 million), savings deposits ($13.6 million), interest bearing demand deposits ($12.7 million) and noninterest bearing demand deposits ($10.4 million).

Income Tax Expense

The Company's effective income tax rate for the second quarter of 2009 was 33.4% compared to 25.2% for the year ended December 31, 2008, and 33.3% for the quarter ended June 30, 2008. The effective rate is based upon the Company's expected tax rate for the year ending December 31, 2009.

Capitalization and Liquidity

One of the Company's strengths is that it is highly profitable while maintaining strong liquidity and capital. With respect to liquidity, the Company's loan to deposit ratio was 83.3% and the loan to asset ratio was 68.0% at June 30, 2009. The Company maintained investment securities totaling 20.2% of assets as of this date. Further, the Company's deposit mix is weighted heavily toward checking and saving accounts that fund 42.8% of assets at June 30, 2009. Time deposits fund 38.8% of assets at June 30, 2009, but very few of these deposits are in accounts that have balances of more than $150,000, reflecting the core retail orientation of the Company.

The Company is also strongly capitalized. With respect to regulatory capital, at June 30, 2009, the Company's Leverage Ratio is 9.47%, the Tier I Capital ratio is 12.63%, and the Total Risk-Based Capital ratio is 13.73%. These regulatory capital ratios are significantly above levels required to be considered "well capitalized," which is the highest possible regulatory designation.

On June 24, 2009, the Board approved a quarterly cash dividend to 34 cents per share payable July 31, 2009, to shareholders of record as of July 15, 2009. The Company's tangible equity ratio was 9.1% at June 30, 2009 compared with a tangible equity ratio of 8.8% at December 31, 2008.

City Holding Company is the parent company of City National Bank of West Virginia. City National operates 69 branches across West Virginia, Eastern Kentucky and Southern Ohio.

Forward-Looking Information

This news release contains certain forward-looking statements that are included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such information involves risks and uncertainties that could result in the Company's actual results differing from those projected in the forward-looking statements. Important factors that could cause actual results to differ materially from those discussed in such forward-looking statements include, but are not limited to, (1) the Company may incur additional loan loss provision due to negative credit quality trends in the future that may lead to a deterioration of asset quality; (2) the Company may incur increased charge-offs in the future; (3) the Company may experience increases in the default rates on previously securitized loans that would result in impairment losses or lower the yield on such loans; (4) the Company may not continue to benefit from strong recovery efforts on previously securitized loans resulting in improved yields on these assets; (5) the Company could have adverse legal actions of a material nature; (6) the Company may face competitive loss of customers; (7) the Company may be unable to manage its expense levels; (8) the Company may have difficulty retaining key employees; (9) changes in the interest rate environment may have results on the Company's operations materially different from those anticipated by the Company's market risk management functions; (10) changes in general economic conditions and increased competition could adversely affect the Company's operating results; (11) changes in other regulations and government policies affecting bank holding companies and their subsidiaries, including changes in monetary policies, could negatively impact the Company's operating results; (12) the Company may experience

difficulties growing loan and deposit balances; (13) the current economic environment poses significant challenges for us and could adversely affect our financial condition and results of operations; (14) continued deterioration in the financial condition of the U.S. banking system may impact the valuations of investments the Company has made in the securities of other financial institutions resulting in either actual losses or other than temporary impairments on such investments; and (15) the United States government's plan to purchase large amounts of illiquid, mortgage-backed and other securities from financial institutions may not be effective and/or it may not be available to us. Forward-looking statements made herein reflect management's expectations as of the date such statements are made. Such information is provided to assist stockholders and potential investors in understanding current and anticipated financial operations of the Company and is included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances that arise after the date such statements are made.

CITY HOLDING COMPANY AND SUBSIDIARIES
Financial Highlights
(Unaudited)

| | Three Months Ended June 30, | | Percent Change |
	2009	2008	
Earnings ($000s, except per share data):			
Net Interest Income (FTE)	$ 23,656	$ 25,678	(7.87)%
Net Income	10,146	13,379	(24.16)%
Earnings per Basic Share	0.64	0.83	(22.89)%
Earnings per Diluted Share	0.64	0.83	(22.89)%
Key Ratios (percent):			
Return on Average Assets	1.55%	2.14%	(27.24)%
Return on Average Tangible Equity	17.63%	21.03%	(16.15)%
Net Interest Margin	4.12%	4.65%	(11.45)%
Efficiency Ratio	53.13%	46.86%	13.38%
Average Shareholders' Equity to Average Assets	11.00%	12.46%	(11.72)%
Consolidated Risk Based Capital Ratios (a):			
Tier I	12.63%	14.18%	(10.93)%
Total	13.73%	15.15%	(9.37)%
Tangible Equity to Tangible Assets	9.11%	10.02%	(9.12)%
Common Stock Data:			
Cash Dividends Declared per Share	$ 0.34	$ 0.34	0.00%
Book Value per Share	18.24	18.72	(2.57)%
Tangible Book Value per Share	14.66	15.13	(3.16)%
Market Value per Share:			
High	33.78	44.15	(23.49)%
Low	27.02	37.29	(27.54)%
End of Period	30.88	40.77	(24.26)%

| | Six Months Ended June 30, | | Percent Change |
	2009	2008	
Earnings ($000s, except per share data):			
Net Interest Income (FTE)	$ 48,629	$ 49,814	(2.38)%
Net Income	21,070	26,417	(20.24)%
Earnings per Basic Share	1.32	1.64	(19.51)%
Earnings per Diluted Share	1.32	1.63	(19.02)%
Key Ratios (percent):			
Return on Average Assets	1.63%	2.11%	(23.07)%
Return on Average Tangible Equity	18.36%	21.28%	(13.73)%
Net Interest Margin	4.29%	4.53%	(5.28)%
Efficiency Ratio	50.36%	47.57%	5.85%
Average Shareholders' Equity to Average Assets	11.06%	12.25%	(9.66)%
Common Stock Data:			
Cash Dividends Declared per Share	$ 0.68	$ 0.68	0.00%
Market Value per Share:			
High	33.78	44.15	(23.49)%
Low	20.88	32.51	(35.77)%
Price/Earnings Ratio (b)	11.70	12.43	(5.90)%

(a) June 30, 2009 risk-based capital ratios are estimated
(b) June 30, 2009 price/earnings ratio computed based on annualized second quarter 2009 earnings

CITY HOLDING COMPANY AND SUBSIDIARIES
Financial Highlights
(Unaudited)

Book Value and Market Price Range per Share

| | Book Value per Share | | | | Market Price Range per Share | |
	March 31	June 30	September 30	December 31	Low	High
2005	$ 13.20	$ 15.56	$ 15.99	$ 16.14	$ 27.57	$ 39.21
2006	16.17	16.17	16.99	17.46	34.53	41.87
2007	17.62	17.40	17.68	18.14	31.16	41.54
2008	18.92	18.72	17.61	17.58	29.08	42.88
2009	17.69	18.24			27.02	33.78

Earnings per Basic Share

| | Quarter Ended | | | | |
	March 31	June 30	September 30	December 31	Year-to-Date
2005	$ 0.70	$ 0.72	$ 0.73	$ 0.72	$ 2.87
2006	0.71	0.78	0.78	0.74	3.00
2007	0.76	0.72	0.76	0.78	3.02
2008	0.81	0.83	(0.16)	0.26	1.74
2009	0.69	0.64			1.32

Earnings per Diluted Share

| | Quarter Ended | | | | |
	March 31	June 30	September 30	December 31	Year-to-Date
2005	$ 0.69	$ 0.71	$ 0.72	$ 0.72	$ 2.84
2006	0.71	0.77	0.77	0.74	2.99
2007	0.76	0.72	0.76	0.78	3.01
2008	0.80	0.83	(0.16)	0.26	1.74
2009	0.69	0.64			1.32

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Statements of Income
(Unaudited) ($ in 000s, except per share data)

	Three Months Ended June 30,	
	2009	2008
Interest Income		
Interest and fees on loans	$ 26,946	$ 30,416
Interest on investment securities:		
Taxable	5,612	6,120
Tax-exempt	403	381
Interest on deposits in depository institutions	3	51
Total Interest Income	32,964	36,968
Interest Expense		
Interest on deposits	9,184	10,519
Interest on short-term borrowings	111	663
Interest on long-term debt	231	312
Total Interest Expense	9,526	11,494
Net Interest Income	23,438	25,474
Provision for loan losses	2,150	850
Net Interest Income After Provision for Loan Losses	21,288	24,624
Non-Interest Income		
Investment securities (losses)	(332)	-
Service charges	11,261	11,269
Insurance commissions	1,325	1,168
Trust and investment management fee income	497	449
Bank owned life insurance	992	750
Other income	544	559
Total Non-Interest Income	14,287	14,195
Non-Interest Expense		
Salaries and employee benefits	9,797	9,517
Occupancy and equipment	1,880	1,701
Depreciation	1,184	1,087
Professional fees	397	427
Postage, delivery, and statement mailings	698	618
Advertising	927	643
Telecommunications	514	440
Bankcard expenses	686	640
Insurance and regulatory	1,578	333
Office supplies	470	504
Repossessed asset losses, net of expenses	86	91
Other expenses	2,119	2,760
Total Non-Interest Expense	20,336	18,761
Income Before Income Taxes	15,239	20,058
Income tax expense	5,093	6,679
Net Income	$ 10,146	$ 13,379
Basic earnings per share	$ 0.64	$ 0.83
Diluted earnings per share	$ 0.64	$ 0.83
Average Common Shares Outstanding:		
Basic	15,908	16,103
Diluted	15,949	16,167

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Statements of Income
(Unaudited) ($ in 000s, except per share data)

		Six months ended June 30,		
		2009		2008
Interest Income				
Interest and fees on loans	$	55,004	$	61,408
Interest on investment securities:				
Taxable		11,674		12,184
Tax-exempt		812		780
Interest on deposits in depository institutions		8		116
Interest on federal funds sold		-		-
Total Interest Income		67,498		74,488
Interest Expense				
Interest on deposits		18,557		22,534
Interest on short-term borrowings		264		1,808
Interest on long-term debt		485		753
Total Interest Expense		19,306		25,095
Net Interest Income		48,192		49,393
Provision for loan losses		3,800		2,733
Net Interest Income After Provision for Loan Losses		44,392		46,660
Non-Interest Income				
Investment securities (losses) gains		(2,407)		2
Service charges		21,696		22,543
Insurance commissions		3,258		2,206
Trust and investment management fee income		1,204		1,081
Bank owned life insurance		1,724		1,426
VISA IPO Gain		-		3,289
Other income		1,245		966
Total Non-Interest Income		26,720		31,513
Non-Interest Expense				
Salaries and employee benefits		19,380		18,880
Occupancy and equipment		3,789		3,298
Depreciation		2,395		2,220
Professional fees		850		794
Postage, delivery, and statement mailings		1,416		1,272
Advertising		1,790		1,260
Telecommunications		934		858
Bankcard expenses		1,334		1,261
Insurance and regulatory		1,954		671
Office supplies		1,001		961
Repossessed asset losses (gains), net of expenses		215		123
Loss on early extinguishment of debt		-		1,208
Other expenses		4,112		5,854
Total Non-Interest Expense		39,170		38,660
Income Before Income Taxes		31,942		39,513
Income tax expense		10,872		13,096
Net Income	$	21,070	$	26,417
Basic earnings per share	$	1.32	$	1.64
Diluted earnings per share	$	1.32	$	1.63
Average Common Shares Outstanding:				
Basic		15,903		16,124
Diluted		15,941		16,186

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders' Equity
(Unaudited) ($ in 000s)

	Three Months Ended	
	June 30, 2009	June 30, 2008
Balance at April 1	$ 281,505	$ 304,841
Net income	10,146	13,379
Other comprehensive income:		
Change in unrealized gain (loss) on securities available-for-sale	6,641	(6,914)
Change in unrealized (loss) on interest rate floors	(1,783)	(4,084)
Cash dividends declared ($0.34/share)	(5,426)	(5,489)
Issuance of stock award shares, net	99	67
Exercise of 12,375 stock options	-	239
Excess tax benefits on stock compensation	-	17
Balance at June 30	$ 291,182	$ 302,056

	Six Months Ended	
	June 30, 2009	June 30, 2008
Balance at January 1	$ 280,429	$ 293,994
Net income	21,070	26,417
Other comprehensive income:		
Change in unrealized gain (loss) on securities available-for-sale	4,953	(5,166)
Change in unrealized (loss) gain on interest rate floors	(3,569)	815
Cash dividends declared ($0.68/share)	(10,836)	-
Cash dividends declared ($0.68/share)	-	(10,965)
Issuance of stock award shares, net	374	340
Exercise of 300 stock options	3	-
Exercise of 18,075 stock options	-	315
Excess tax benefits on stock compensation	-	23
Purchase of 49,363 common shares of treasury	(1,242)	-
Purchase of 104,960 common shares of treasury	-	(3,717)
Balance at June 30	$ 291,182	$ 302,056

CITY HOLDING COMPANY AND SUBSIDIARIES
Condensed Consolidated Quarterly Statements of Income
(Unaudited) ($ in 000s, except per share data)

		June 30 2009		March 31 2009	Quarter Ended December 31 2008		September 30 2008		June 30 2008
Interest income	$	32,964	$	34,534	$ 36,663	$	36,522	$	36,968
Taxable equivalent adjustment		219		220	200		200		204
Interest income (FTE)		33,183		34,754	36,863		36,722		37,172
Interest expense		9,526		9,780	10,582		10,241		11,494
Net interest income		23,657		24,974	26,281		26,481		25,678
Provision for loan losses		2,150		1,650	5,340		2,350		850
Net interest income after provision									
for loan losses		21,507		23,324	20,941		24,131		24,828
Noninterest income		14,287		12,433	3,181		(12,758)		14,195
Noninterest expense		20,336		18,834	17,766		19,246		18,761
Income (Loss) before income taxes		15,458		16,923	6,356		(7,873)		20,262
Income tax expense (benefit)		5,093		5,779	1,907		(5,516)		6,679
Taxable equivalent adjustment		219		220	200		200		204
Net income (loss)	$	10,146	$	10,924	$ 4,249	$	(2,557)	$	13,379
Basic earnings (loss) per share	$	0.64	$	0.69	$ 0.26	$	(0.16)	$	0.83
Diluted earnings (loss) per share		0.64		0.69	0.26		(0.16)		0.83
Cash dividends declared per share		0.34		0.34	0.34		0.34		0.34
Average Common Share (000s):									
Outstanding		15,908		15,921	16,078		16,142		16,103
Diluted		15,949		15,933	16,100		16,195		16,167
Net Interest Margin		4.12%		4.46%	4.73%		4.78%		4.65%

CITY HOLDING COMPANY AND SUBSIDIARIES
Non-Interest Income and Non-Interest Expense
(Unaudited) ($ in 000s)

		June 30 2009		March 31 2009		Quarter Ended December 31 2008		September 30 2008		June 30 2008
Non-Interest Income:										
Service charges	$	11,261	$	10,435	$	11,459	$	11,993	$	11,269
Insurance commissions		1,325		1,933		981		1,025		1,168
Trust and investment management fee income		497		707		518		640		449
Bank owned life insurance		992		732		739		767		750
Other income		544		701		284		284		559
Subtotal		14,619		14,508		13,981		14,709		14,195
Investment securities (losses) gains		(332)		(2,075)		(10,800)		(27,467)		-
Total Non-Interest Income	$	14,287	$	12,433	$	3,181	$	(12,758)	$	14,195
Non-Interest Expense:										
Salaries and employee benefits	$	9,797	$	9,583	$	8,845	$	9,538	$	9,517
Occupancy and equipment		1,880		1,909		1,773		1,800		1,701
Depreciation		1,184		1,211		1,193		1,110		1,087
Professional fees		397		453		451		435		427
Postage, delivery, and statement mailings		698		718		641		636		618
Advertising		927		863		818		821		643
Telecommunications		514		420		562		496		440
Bankcard expenses		686		648		711		717		640
Insurance and regulatory		1,578		376		363		354		333
Office supplies		470		531		533		527		504
Repossessed asset losses, net of expenses		86		129		87		314		91
Other expenses		2,119		1,993		1,789		2,498		2,760
Total Non-Interest Expense	$	20,336	$	18,834	$	17,766	$	19,246	$	18,761
Employees (Full Time Equivalent)		831		830		827		812		817
Branch Locations		69		69		69		69		68

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Balance Sheets
($ in 000s)

	June 30 2009	December 31 2008
	(Unaudited)	
Assets		
Cash and due from banks	$ 48,058	$ 55,511
Interest-bearing deposits in depository institutions	4,912	4,118
Cash and cash equivalents	52,970	59,629
Investment securities available-for-sale, at fair value	502,286	424,214
Investment securities held-to-maturity, at amortized cost	29,029	29,067
Total investment securities	531,315	453,281
Gross loans	1,786,335	1,812,344
Allowance for loan losses	(20,975)	(22,254)
Net loans	1,765,360	1,790,090
Bank owned life insurance	71,874	70,400
Premises and equipment	63,425	60,138
Accrued interest receivable	8,936	9,024
Net deferred tax assets	45,694	48,462
Intangible assets	57,244	57,479
Other assets	29,499	33,943
Total Assets	$ 2,626,317	$ 2,582,446
Liabilities		
Deposits:		
Noninterest-bearing	$ 315,278	$ 298,530
Interest-bearing:		
Demand deposits	430,113	420,554
Savings deposits	379,848	354,956
Time deposits	1,018,594	967,090
Total deposits	2,143,833	2,041,130
Short-term borrowings	136,421	194,463
Long-term debt	18,002	19,047
Other liabilities	36,879	47,377
Total Liabilities	2,335,135	2,302,017
Stockholders' Equity		
Preferred stock, par value $25 per share: 500,000 shares authorized; none issued	-	-
Common stock, par value $2.50 per share: 50,000,000 shares authorized;		
18,499,282 shares issued at June 30, 2009 and December 31, 2008		
less 2,536,563 and 2,548,538 shares in treasury, respectively	46,249	46,249
Capital surplus	101,658	102,895
Retained earnings	240,847	230,613
Cost of common stock in treasury	(88,357)	(88,729)
Accumulated other comprehensive (loss):		
Unrealized loss on securities available-for-sale	(10,676)	(15,628)
Unrealized gain on derivative instruments	5,719	9,287
Underfunded pension liability	(4,258)	(4,258)
Total Accumulated Other Comprehensive (Loss)	(9,215)	(10,599)
Total Stockholders' Equity	291,182	280,429
Total Liabilities and Stockholders' Equity	$ 2,626,317	$ 2,582,446

CITY HOLDING COMPANY AND SUBSIDIARIES
Investment Portfolio
(Unaudited) ($ in 000s)

	Original Cost	Other Than Temporary Impairment Charges through June 30, 2009	Unrealized Gains (Losses)	Carrying Value
FNMA & FHLMC Preferred Stock	$ 22,679	$ (21,089)	$ (986)	$ 604
Mortgage Backed Securities	292,808	-	6,215	299,023
Municipal Bonds	49,257	-	(440)	48,817
Pooled Bank Trust Preferreds	27,088	(18,337)	(5,351)	3,400
Single Issuer Bank Trust Preferreds, Subdebt of Financial Institutions, and Bank Holding Company Preferred Stocks	110,804	(1,000)	(14,030)	95,774
Money Markets and Mutual Funds	64,797	-	(24)	64,773
Federal Reserve Bank and FHLB stock	13,036	-	-	13,036
Community Bank Equity Positions	8,866	-	(2,978)	5,888
Total Investments	$ 589,335	$ (40,426)	$ (17,594)	$ 531,315

CITY HOLDING COMPANY AND SUBSIDIARIES
Loan Portfolio
(Unaudited) ($ in 000s)

	June 30 2009		March 31 2009		December 31 2008		September 30 2008		June 30 2008
Residential real estate	$	596,925	$	599,692	$	611,962	$	620,951	$	612,676
Home equity		392,751		389,453		384,320		377,919		371,537
Commercial, financial, and agriculture		747,886		753,234		768,255		729,613		715,196
Installment loans to individuals		45,550		45,175		43,585		44,728		45,385
Previously securitized loans		3,223		3,754		4,222		4,520		5,253
Gross Loans	$	1,786,335	$	1,791,308	$	1,812,344	$	1,777,731	$	1,750,047

CITY HOLDING COMPANY AND SUBSIDIARIES
Previously Securitized Loans
(Unaudited) ($ in millions)

Year Ended:	December 31 Balance (a)		Annualized Interest Income (a)	Effective Annualized Yield (a)
2008	$	4.2	$ 5.6	108%
2009		3.6	4.0	118%
2010		3.2	3.3	118%
2011		2.8	2.9	118%
2012		2.4	2.5	118%

a - 2008 amounts are based on actual results. 2009 amounts are based on actual results through June 30, 2009 and estimated amounts for the remainder of the year. 2010, 2011, and 2012 amounts are based on estimated amounts.

Note: The amounts reflected in the table above require management to make significant assumptions based on estimated future default, prepayment, and discount rates. Actual performance could be significantly different from that assumed, which could result in the actual results being materially different from the amounts estimated above.

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Average Balance Sheets, Yields, and Rates
(Unaudited) ($ in 000s)

				Three Months Ended June 30,			
	2009				2008		
	Average Balance	Interest	Yield/ Rate		Average Balance	Interest	Yield/ Rate
Assets:							
Loan portfolio:							
Residential real estate	$ 598,122	$ 8,545	5.73%	$	598,924	$ 9,348	6.28%
Home equity	390,361	6,050	6.22%		360,041	6,493	7.25%
Commercial, financial, and agriculture	752,157	10,311	5.50%		708,607	11,707	6.64%
Installment loans to individuals	49,956	1,057	8.49%		55,667	1,398	10.10%
Previously securitized loans	3,426	984	115.20%		5,370	1,471	110.17%
Total loans	1,794,022	26,947	6.02%		1,728,609	30,417	7.08%
Securities:							
Taxable	466,341	5,612	4.83%		446,625	6,120	5.51%
Tax-exempt	38,179	621	6.52%		35,994	585	6.54%
Total securities	504,520	6,233	4.96%		482,619	6,705	5.59%
Deposits in depository institutions	5,224	3	0.23%		9,266	50	2.17%
Total interest-earning assets	2,303,766	33,183	5.78%		2,220,494	37,172	6.73%
Cash and due from banks	51,774				54,906		
Bank premises and equipment	62,775				56,002		
Other assets	215,907				193,346		
Less: Allowance for loan losses	(22,229)				(18,726)		
Total assets	$ 2,611,993			$	2,506,022		
Liabilities:							
Interest-bearing demand deposits	429,381	446	0.42%		413,467	613	0.60%
Savings deposits	374,375	463	0.50%		361,244	831	0.93%
Time deposits	1,017,984	8,276	3.26%		909,421	9,075	4.01%
Short-term borrowings	125,436	111	0.35%		139,787	663	1.91%
Long-term debt	18,998	231	4.88%		21,401	312	5.86%
Total interest-bearing liabilities	1,966,174	9,527	1.94%		1,845,320	11,494	2.51%
Noninterest-bearing demand deposits	334,735				323,123		
Other liabilities	23,680				25,214		
Stockholders' equity	287,404				312,365		
Total liabilities and stockholders' equity	$ 2,611,993			$	2,506,022		
Net interest income		$ 23,656				$ 25,678	
Net yield on earning assets			4.12%				4.65%

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Average Balance Sheets, Yields, and Rates
(Unaudited) ($ in 000s)

| | | Six Months Ended June 30, | | | | |
| | 2009 | | | 2008 | | |
	Average Balance	Interest	Yield/Rate	Average Balance	Interest	Yield/Rate
Assets:						
Loan portfolio:						
Residential real estate	$ 600,929	$ 17,325	5.81%	$ 600,262	$ 18,763	6.29%
Home equity	388,517	12,193	6.33%	351,850	12,876	7.36%
Commercial, financial, and agriculture	754,168	21,186	5.66%	704,381	23,941	6.84%
Loans to depository institutions	-	-	0.00%	2,335	35	3.01%
Installment loans to individuals	48,768	2,175	8.99%	51,648	2,743	10.68%
Previously securitized loans	3,645	2,125	117.56%	5,895	3,050	104.05%
Total loans	1,796,027	55,004	6.18%	1,716,371	61,408	7.19%
Securities:						
Taxable	448,636	11,674	5.25%	451,137	12,184	5.43%
Tax-exempt	37,871	1,249	6.65%	36,865	1,200	6.55%
Total securities	486,507	12,923	5.36%	488,002	13,384	5.52%
Deposits in depository institutions	5,026	8	0.32%	8,982	116	2.60%
Total interest-earning assets	2,287,560	67,935	5.99%	2,213,355	74,908	6.81%
Cash and due from banks	52,090			60,174		
Bank premises and equipment	61,800			55,355		
Other assets	213,467			189,810		
Less: Allowance for loan losses	(22,395)			(18,282)		
Total assets	$ 2,592,522			$ 2,500,412		
Liabilities:						
Interest-bearing demand deposits	423,073	909	0.43%	411,606	1,325	0.65%
Savings deposits	367,595	969	0.53%	360,916	1,934	1.08%
Time deposits	1,000,562	16,679	3.36%	921,462	19,274	4.21%
Short-term borrowings	136,412	264	0.39%	133,790	1,808	2.72%
Long-term debt	19,015	485	5.14%	21,953	753	6.90%
Total interest-bearing liabilities	1,946,657	19,306	2.00%	1,849,727	25,094	2.73%
Noninterest-bearing demand deposits	329,563			317,504		
Other liabilities	29,506			26,991		
Stockholders' equity	286,796			306,190		
Total liabilities and stockholders' equity	$ 2,592,522			$ 2,500,412		
Net interest income		$ 48,629			$ 49,814	
Net yield on earning assets			4.29%			4.53%

CITY HOLDING COMPANY AND SUBSIDIARIES
Analysis of Risk-Based Capital
(Unaudited) ($ in 000s)

		June 30 2009 (a)		March 31 2009		December 31 2008		September 30 2008		June 30 2008
Tier I Capital:										
Stockholders' equity	$	291,182	$	281,505	$	280,429	$	284,912	$	302,056
Goodwill and other intangibles		(57,046)		(57,165)		(57,479)		(57,600)		(57,893)
Accumulated other comprehensive loss (income)		9,215		14,073		10,599		14,477		3,718
Qualifying trust preferred stock		16,000		16,000		16,000		16,000		16,000
Unrealized Loss on AFS securities		(3,988)		(4,401)		(3,342)		(761)		(712)
Excess deferred tax assets		(14,804)		(15,796)		(23,841)		(15,470)		-
Total tier I capital	$	240,559	$	234,215	$	222,366	$	241,558	$	263,169
Total Risk-Based Capital:										
Tier I capital	$	240,559	$	234,215	$	222,366	$	241,558	$	263,169
Qualifying allowance for loan losses		20,975		21,980		22,254		18,879		17,959
Total risk-based capital	$	261,534	$	256,195	$	244,620	$	260,437	$	281,128
Net risk-weighted assets	$	1,904,383	$	1,901,377	$	1,875,934	$	1,842,684	$	1,855,401
Ratios:										
Average stockholders' equity to average assets		11.00%		11.12%		11.53%		12.45%		12.46%
Tangible capital ratio		9.11%		8.87%		8.83%		9.44%		10.02%
Risk-based capital ratios:										
Tier I capital		12.63%		12.32%		11.85%		13.11%		14.18%
Total risk-based capital		13.73%		13.47%		13.04%		14.13%		15.15%
Leverage capital		9.47%		9.37%		9.14%		9.97%		10.75%

(a) June 30, 2009 risk-based capital ratios are estimated

CITY HOLDING COMPANY AND SUBSIDIARIES
Intangibles
(Unaudited) ($ in 000s)

		As of and for the Quarter Ended								
		June 30 2009		March 31 2009		December 31 2008		September 30 2008		June 30 2008
Intangibles, net	$	57,244	$	57,362	$	57,479	$	57,600	$	57,893
Intangibles amortization expense		117		117		121		173		172

CITY HOLDING COMPANY AND SUBSIDIARIES
Summary of Loan Loss Experience
(Unaudited) ($ in 000s)

		June 30 2009		March 31 2009		Quarter Ended December 31 2008		September 30 2008		June 30 2008
Balance at beginning of period	$	21,980	$	22,254	$	18,879	$	17,959	$	18,567
Charge-offs:										
Commercial, financial, and agricultural		2,332		1,479		1,073		563		1,022
Real estate-mortgage		507		394		603		523		190
Installment loans to individuals		73		69		29		62		77
Overdraft deposit accounts		690		664		779		783		604
Total charge-offs		3,602		2,606		2,484		1,931		1,893
Recoveries:										
Commercial, financial, and agricultural		91		29		14		(30)		41
Real estate-mortgage		(9)		81		79		69		48
Installment loans to individuals		35		55		45		71		72
Overdraft deposit accounts		330		517		381		391		274
Total recoveries		447		682		519		501		435
Net charge-offs		3,155		1,924		1,965		1,430		1,458
Provision for loan losses		2,150		1,650		5,340		2,350		850
Balance at end of period	$	20,975	$	21,980	$	22,254	$	18,879	$	17,959
Loans outstanding	$	1,786,335	$	1,791,308	$	1,812,344	$	1,777,731	$	1,750,047
Average loans outstanding		1,794,022		1,798,054		1,787,861		1,754,183		1,728,609
Allowance as a percent of loans outstanding		1.17%		1.23%		1.23%		1.06%		1.03%
Allowance as a percent of non-performing loans		96.80%		107.44%		86.07%		135.92%		122.89%
Net charge-offs (annualized) as a percent of average loans outstanding		0.70%		0.43%		0.44%		0.33%		0.34%
Net charge-offs, excluding overdraft deposit accounts, (annualized) as a percent of average loans outstanding		0.62%		0.40%		0.35%		0.24%		0.26%

CITY HOLDING COMPANY AND SUBSIDIARIES
Summary of Non-Performing Assets
(Unaudited) ($ in 000s)

	June 30 2009		March 31 2009		December 31 2008		September 30 2008		June 30 2008
Nonaccrual loans	$	20,956	$ 20,007	$	25,224	$	13,709	$	14,018
Accruing loans past due 90 days or more		680	386		623		141		431
Previously securitized loans past due 90 days or more		32	64		10		40		165
Total non-performing loans		21,668	20,457		25,857		13,890		14,614
Other real estate owned, excluding property associated with previously securitized loans		9,840	6,686		3,469		3,332		6,164
Other real estate owned associated with previously securitized loans		189	374		400		417		321
Other real estate owned		10,029	7,060		3,869		3,749		6,485
Total non-performing assets	$	31,697	$ 27,517	$	29,726	$	17,639	$	21,099
Non-performing assets as a percent of loans and other real estate owned		1.76%	1.53%		1.64%		0.99%		1.20%

CITY HOLDING COMPANY AND SUBSIDIARIES
Summary of Total Past Due Loans
(Unaudited) ($ in 000s)

	June 30 2009		March 31 2009		December 31 2008		September 30 2008		June 30 2008
Residential real estate	$	5,029	$ 5,882	$	6,179	$	3,636	$	5,487
Home equity		2,019	1,454		1,243		1,400		1,316
Commercial, financial, and agriculture		1,754	2,044		1,679		1,741		1,166
Installment loans to individuals		118	192		241		216		290
Previously securitized loans		878	818		999		598		632
Overdraft deposit accounts		526	410		592		491		485
Total past due loans	$	10,324	$ 10,800	$	10,933	$	8,082	$	9,376